82-5097

02 MAY 14

AQUARIUS
PLATINUM LIMITED

02034022

FACSIMILE TRANSMISSION

Date:	15 May 2002
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Melissa Sturgess
Number of Pages:	32 (Including this cover page)
Re:	**Aquarius Platinum Limited – File # 82-5097**

SUPPL

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

15 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP94	15 April 2002	ASX & LSE	Announcement	Appendix 3B – New Issue Announcement
AQP95	16 April 2002	ASX & LSE	Announcement	Replacement Appendix 3B – New Issue Annoucement
AQP96	26 April 2002	ASX & LSE	Announcement	Activities Report - 31 March 2002
AQP97	30 April 2002	ASX & LSE	Announcement	General Meeting – Results
AQP98	7 May 2002	ASX & LSE	Announcement	Announcement: Aquarius Obtains all necessary Regulatory approvals for rationalisation of South African Assests
AQP99	10 May 2002	ASX & LSE	Announcement	Announcement: Aquarius Platinum appoints top flight, Experienced Finance Director

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5047

CONFIRMATION OF FACSIMILE SENT ......

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	15 April 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	6 (Including this cover page)
Re:	**Appendix 3B - New Issue Announcement**

The information contained in this facsimile message may be confidential and/or subject to copyright. If you are not the intended recipient, any use, disclosure or copying of this document is unauthorised. If you have received this document in error, please notify us immediately on telephone number (61 8) 9485 2111.

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Aquarius Platinum Limited

ACN, ARBN or ARSN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(i) Fully paid shares in Aquarius Platinum Limited ("shares") issued upon exercise of options. (ii) Share issued pursuant to the Aquarius Platinum Limited Share Plan ("Share Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(i) 150,000 Shares issued upon exercise of options (ii) 100,000 Shares issued under the Share Plan

+ See chapter 19 for defined terms.

82-5047

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(i) Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. (ii) Shares issued under the Share Plan will rank equally with current fully paid shares in the Company, other than that they may not be transferred or otherwise dealt with and will not be qhuoted on ASX until the later to occur of the following: (a) the loan amount in respect of the relevant Share has been repaid; and (b) in respect of: (i) one third of the Shares issued, 12 months after the date of issue of the Shares; (ii) another one third of the Shares issued, 24 months after the date of issue of the Shares; and (iii) The remaining on third of the Shares issued, 36 months after the date of the issue of the Shares.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(i) Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. (ii) Shares issued under the Share Plan rank equally with the existing ordinary shares in all respects from the allotment date, including in respect of future dividends, other than as set out in Item 3 above.

+ See chapter 19 for defined terms.

5 Issue price or consideration

(i)	The Shares issued upon exercise of options were issued as follows: • 100,000 at the exercise price of: $0.5575 per Share; and • 50,000 at the exercise price of $0.44 per Share.
(ii)	The Shares issued under the Share Plan were issued at £3.43 per Share.

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

(i)	Being the exercise of unlisted options.
(ii)	Issued pursuant to the Aquarius Platinum Share Plan.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

(i)	21 December 2001
(ii)	15 April 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
72,791,234	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,715,000	unlisted options expiring 26/10/11
1,730,000	unlisted shares issued under the Share Plan

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the directors do not anticipate declaring a dividend in the foreseeable future, this matter is reviewed on an ongoing basis.

Part 2 - Bonus issue or pro rata issue

Not applicable

+ See chapter 19 for defined terms.

82-5097

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Not applicable

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15/4/02
(~~Director~~/Company secretary)

Print name: ....WILLI BOEHM..

== == == == ==

<u>Document 205g</u>

+ See chapter 19 for defined terms.

82-5097

CONFIRMATION OF
FACSIMILE SENT ......

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	16 April 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	8	(Including this cover page)
Re:	**REPLACEMENT - Appendix 3B – New Issue Announcement**	

Dear Sir/Madam

Please find attached a replacement Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5041

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Aquarius Platinum Limited

ARBN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(i) Fully paid shares in Aquarius Platinum Limited ("shares") issued upon exercise of options. Unlisted (ii) Shares issued pursuant to the Aquarius Platinum Limited Share Plan ("Share Plan")
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(i) 150,000 Shares issued upon exercise of options. (ii) 100,000 Unlisted Shares issued under the Share Plan.

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(i) Shares issued upon exercise of options will rank equally with current fully paid shares in the Company. (ii) Shares issued under the Share Plan will rank equally with current fully paid shares in the Company, other than that they may not be transferred or otherwise dealt with and will not be qhuoted on ASX until the later to occur of the following: (a) the loan amount in respect of the relevant Share has been repaid; and (b) in respect of: (i) one third of the Shares issued, 12 months after the date of issue of the Shares; (ii) another one third of the Shares issued, 24 months after the date of issue of the Shares; and (iii) The remaining on third of the Shares issued, 36 months after the date of the issue of the Shares.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(i) Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. (ii) Shares issued under the Share Plan rank equally with the existing ordinary shares in all respects from the allotment date, including in respect of future dividends, other than as set out in Item 3 above.

5	Issue price or consideration	(i) The Shares issued upon exercise of options were issued as follows: • 100,000 at the exercise price of: $0.5575 per Share; and • 50,000 at the exercise price of $0.44 per Share. (ii) The Shares issued under the Share Plan were issued at £3.43 per Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(i) Being the exercise of unlisted options. (ii) Issued pursuant to the Aquarius Platinum Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(i) 21 December 2001 (ii) 15 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	~~72,791,234~~ 71,161,234	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,715,000	unlisted options expiring 26/10/11
		1,730,000	unlisted shares issued under the Share Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the directors do not anticipate declaring a dividend in the foreseeable future, this matter is reviewed on an ongoing basis.

+ See chapter 19 for defined terms.

82-5097

Part 2 - Bonus issue or pro rata issue

This section is not applicable.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

82-5097

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16.4.02
(~~Director~~/Company secretary)

Print name: WILLI BOEHM

== == == == ==

+ See chapter 19 for defined terms.

82-5097

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	26 April 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax	1300 300 021	
From:	Willi Boehm	
Number of Pages:	8	(Including this cover page)
Re:	**Activities Report - 31 March 2002**	

Dear Sir/Madam

Please find attached an Activities Report for the period ended 31 March 2002 for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

pp

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2002

HIGHLIGHTS

Operational

- PGM production at Kroondal at 55,006 oz for the quarter
- Cash costs of US$125/oz achieved this quarter, amongst the lowest in the industry
- Construction well advanced at Marikana Project with the project on track for production and plant commissioning in late 2002.

Exploration

- Bank feasibility study underway for Everest South Project - scheduled for completion by end 2002. Trial shaft and bulk sample mining brought forward to commence in second quarter.

Corporate

- Shareholders meeting scheduled for 29th April 2002 to consider rationalization and restructure of Aquarius' South African assets.

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2002


Kroondal Platinum Mine
PGM Production in Ounces
60,000
50,000
40,000
30,000
20,000
10,000
0
Mar '01
Jun '01
Sept '01
Dec '01
Mar '02
Quarter Ended
PGM production

Aquarius Platinum Limited (ASX: AQP.AX; LSE-AIM: AQP.L) reports another strong performance for the Quarter ended 31 March 2002.

PGM production from Kroondal for the quarter was 55,006 oz PGM at an average basket price of US$500/oz and cash cost of US$131/oz.

At Marikana, all major civil structures are nearing completion and infrastructure development is well underway.

First concentrate from Marikana is expected to be delivered to Implats in January 2003.

The bankable feasibility study on Everest South is expected to be completed by the end of 2002.

KROONDAL PLATINUM MINES LIMITED (95% AQUARIUS)

PGM production decreased by 2% to 55,006 oz this quarter from 56,158 oz for the previous quarter. This was in the context of an average achieved basket price of PGMs of US$500/oz, resulting in sales revenue of US$23.3 million (ZAR270 million) at a gross cash margin of some 65%.

82-504

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2002

Mining operations performed well during the quarter with total run of mine (ROM) tons of 760,000 produced at an average grade of 3.12g/t. Of this, 643,000 tons was from underground operations and 117,000 tons from open-pit operations.

The Process Plant equipment availabilities were kept high throughout the period despite some issues with the Secondary Circuit Ball Mill. The majority of the Ball Mill issues were overcome e.g. Pinion bearing and gearbox temperature issues with automatic lubrication issues currently being investigated.

The new Tailings dam was successfully commissioned during the period with the permanent penstock line being brought into operation.

Quarter ended	PGM production (oz)				
	Pt	Pd	Rh	Au	Total PGMs
Mar 02	34,045	15,139	5,478	344	55,006
Dec 01	34,337	15,736	5,750	335	56,158
Sept 01	32,422	15,351	5,571	324	53,668
June 01	23,821	11,177	4,021	263	39,280
March 01	22,701	10,993	3,957	307	37,956

Cash costs of ZAR1,450/oz for the quarter were marginally higher due to the slightly lower insitu grades experienced during February.

Capital expenditure at Kroondal during the quarter amounted to US$1 million incurred predominantly on ongoing mine development.

Safety statistics continue to improve with a Lost Time Injury Frequency Rate of 10.18 per million man-hours for the quarter (12.23 for the previous quarter).

MARIKANA (74.5% AQUARIUS)

825071

AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2002

Excellent progress was made on the Marikana Project during the quarter.

Civil construction started in January and all major civil structures are nearing completion. This will allow steelwork and equipment to be erected during the second quarter of 2002. All design work will be completed by the end of April, allowing the focus of the project management team to rest firmly on construction.

Infrastructure development is also well underway. The main access road is nearing completion; the clean water piping system has been installed and the process water dam in the plant area has been excavated. Construction of the tailings complex and river diversion is scheduled to start in the second quarter.

The open-cast mining contractor has been appointed and pre-stripping of the ore-body will commence in the third quarter. A full-time mine planner has been appointed to focus on continuous monitoring and optimization of the mine plan. The first UG2 reef will be delivered for crushing in September 2002.

Capital costs were reviewed in light of the sharp depreciation of the Rand. The additional cost to the project is estimated at ZAR25 million. However, the project capital cost is still expected to end well within the approved budget due to savings generated through value engineering and stringent cost control. At 31 March 2002 capital commitments were at ZAR479 million, with ZAR211 million expensed. The capital budget is ZAR631 million (before contingencies). Capital expenditure during the quarter amounted to ZAR88 million or US$7.8 million.

Commissioning of the concentrator will start in November and continue through December, with the first concentrate delivered to Implats by January 2003. A steady build-up in production is expected during the first half of 2003 to a production level of 155,000 oz PGMs per annum.

Photographs of construction progress can be viewed on the Aquarius website - www.aquariusplatinum.com

EVEREST SOUTH PROJECT (74.5% AQUARIUS)

The feasibility study on this Eastern Bushveld resource is progressing well. The hydrogeological investigation and the environmental impact assessment have been

completed, allowing the trial shaft and bulk sampling operation to be brought forward to the second quarter. Sinking of a vertical trial shaft will commence in May 2002. The shaft will intersect the UG2 reef at 60m, allowing trial mining and on reef development to 90 m below surface. Out-of-mine de-watering of the trial shaft area will start in late April 2002/2003. A 1,500 ton bulk sample will be taken from the ore-body and metallurgical test-work will be done early in the third quarter. Thereafter process design will be confirmed.

Development of the broader environmental management programme will start from April and continue through 2002. Mine planning will start in earnest in late April and the resource estimate will be updated during May to take the latest drilling into account. The feasibility study programme will see a bankable report completed by the end of 2002.

Of the ZAR21 million budget for the study, ZAR3.6 million was expensed as at 31 March 2002, primarily on the drilling programme.

FINANCIAL

US$6.7 million was incurred in development expenses during the quarter, while US$10.7 million was incurred in production costs relating to Kroondal. A further US$0.2 million was taken up by exploration and evaluation costs, while administrative costs for the Group amounted to US$0.9 million. Included in administration costs for the quarter was an amount of US$0.2 million incurred with respect to the restructure/refinance of the Aquarius Group's South African assets.

During the quarter, US$11.3 million of pipeline finance was repaid. Cash balances at the end of March were US$7.4 million for Aquarius, US$0.2 million for AQPSA and $20.9 million for Kroondal.

AQUARIUS
PLATINUM LIMITED

Glossary

UG2 Reef	A PGE bearing chromitite layer within the Critical Zone of the Bushveld Complex
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 ppm or part per million)
Implats	Impala Platinum Holdings Limited
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mines Limited
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGMs	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.

AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2002

Further information please contact:

In Australia:
Melissa Sturgess Smith
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Ltd
+27 11 455 2050

Janice Dempsey
Russell & Associates
+27 11 880 3924
+27 82 376 2327

Yours faithfully
AQUARIUS PLATINUM LIMITED

pp

WILLI BOEHM
Company Secretary

32-56(7)

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	30 April 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	2	(Including this cover page)
Re:	**General Meeting - Results**	

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

30 April 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir

GENERAL MEETING

I advise the following ordinary resolution placed before shareholders on 29 April 2002 were approved as follows:

1. **ORDINARY RESOLUTION: Restructure of the Aquarius Group involving the acquisition of Kroondal Shares from Impala and sale of the Kroondal business to AQPSA**

"That for the purpose of Listing Rule 10.1 and for all other purposes, the members of the Company hereby approve and authorise the Directors of the Company to effect a restructure of the Aquarius Group, involving, amongst other things:

*the acquisition of 2,591,700 shares in the capital of Kroondal Platinum Mines Limited ("**Kroondal**") from Impala Platinum Holding Limited ("**Impala**"); and*

*the sale by Kroondal of its entire business to Aquarius Platinum (South Africa) Pty Ltd ("**AQPSA**"), of which Aquarius holds approximately 75% of the issued shares and Impala holds approximately 25% of the issued shares,*

on the terms and conditions contained in the Rationalisation and Sale of Business Agreement between the Company, Kroondal, AQPSA and Aquarius Platinum (Australia) Limited and the Sale of Shares and Claims Agreement between Investec Bank Limited, the Company, AQPSA and Impala, summaries of which are set out in the Explanatory Memorandum."

In Favour: 28,029,579 Against: 202,000 Abstain: 18,350

Yours faithfully
Aquarius Platinum Limited

WILLI BOEHM
COMPANY SECRETARY

(incorporated in Bermuda - Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
P.O. BOX HM666, HAMILTON HMCX BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

AQUARIUS

PLATINUM (AUSTRALIA) LIMITED

CONFIRMATION OF FACSIMILE SENT ......

FACSIMILE TRANSMISSION

Date:	7 May 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	3	(Including this cover page)
Re:	ANNOUNCEMENT:	
	AQUARIUS OBTAINS ALL NECESSARY REGULATORY APPROVALS FOR RATIONALISATION OF SOUTH AFRICAN ASSETS	

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully

AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM

Company Secretary

A.B.N. 21 007 870 699

LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000

P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850

TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5041

AQUARIUS
PLATINUM LIMITED

7 May 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

AQUARIUS OBTAINS ALL NECESSARY REGULATORY APPROVALS FOR RATIONALISATION OF SOUTH AFRICAN ASSETS

Aquarius Platinum Limited (Aquarius) today announced that it has received the requisite Aquarius and Kroondal Platinum Limited (KPM) shareholder approvals and all necessary regulatory approvals to facilitate the rationalisation of its South African assets, most notably the Section 39 permission of the South African Revenue Services and exchange control approval from the South African Reserve Bank.

Shareholders of Aquarius have overwhelmingly approved the restructure at a meeting of shareholders held on Monday 29 April.

The impact of these approvals has cleared the way for the implementation of the restructure and refinancing agreements between the Aquarius Group of companies, Impala Platinum Holdings Ltd. (Implats) and Investec Bank Ltd. (Investec). Aquarius is pleased to announce that the US$40 million loan agreement was signed on Tuesday 30 April.

Following the rationalisation of the Group, Aquarius retains a 75.0% interest in its South African subsidiary Aquarius Platinum (South Africa) (Pty) Limited (AQPSA) with its partner Implats holding the remaining 25.0% in AQPSA.

AQPSA, the operating arm of the Aquarius group, owns and operates the Kroondal mine, the Marikana mine - which is currently being constructed - the Everest South project - which is in feasibility study mode - and the Everest North and Chieftain Plains prospects.

82-5041

Mr Stuart Murray, Chief Executive Officer said, "This marks the culmination of 18 months of hard work to deliver a refined structure for the group that will be more clearly understood by our shareholders and importantly provides the necessary structure to support the finance for us to complete the Marikana platinum mine and places us on a sound financial footing for the future.".

For further information please contact:

In Australia:
Ed Nealon
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary

82-504

CONFIRMATION OF FACSIMILE SENT ......

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	10 May 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	3	(Including this cover page)
Re:	**ANNOUNCEMENT:**	
	AQUARIUS PLATINUM APPOINTS TOP FLIGHT, EXPERIENCED FINANCE DIRECTOR	

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5047

AQUARIUS
PLATINUM LIMITED

ANNOUNCEMENT

AQUARIUS PLATINUM APPOINTS TOP FLIGHT, EXPERIENCED FINANCE DIRECTOR

Aquarius Platinum Limited today announced the appointment of Mr Walter (Wally) Vorwerk B. Com, CA (SA), (51) as Finance Director with effect from 27 May 2002. Prior to this appointment, Mr Vorwerk was Manager Corporate Finance at AngloGold Limited.

Says Stuart Murray, CEO of Aquarius; "We're delighted with the appointment of Wally who has 25 years experience in the mining industry at this crucial phase in Aquarius' development. Our growth strategy is in place and delivering according to plan. The restructuring of our ownership structure is now in place and Aquarius is poised to join the industry majors as the investment of choice in the PGMs sector. Wally's presence will further strengthen our Johannesburg-based executive team, bringing with him extensive experience in corporate governance, international accounting standards and practises, equity and capital markets and mergers and acquisitions.

Wally has had extensive executive and operational experience at all levels within the southern African mining industry and has held directorships of many industry-related companies. But more than that, he has overseen and been involved in numerous merger, acquisition and disposal transactions within AngloGold and has had exposure to corporate finance and accounting matters at an international level. Wally is well known in international banking, insurance banking, insurance and investment circles and is as committed as we are to continuing to deliver the performance, growth and returns that our shareholders have come to expect from Aquarius."

Mr Vorwerk's contract of employment includes a grant of 400,000 options exercisable at £3.43 in line with terms of the Aquarius Option Plan. The grant of options is subject to approval at a Meeting of shareholders, which will be held in due course.

82-5091

ANNOUNCEMENT

AQUARIUS
PLATINUM LIMITED

Mr Vorwerk's recent experience includes:

<u>Recent Experience:</u>

1997 to current:	Manager, Finance and Head of Corporate Finance, AngloGold
1995 to 1997:	Manager, Finance, Anglo American Gold and Uranium Division
1991 to 1995:	Manager, Administration and Finance, Vaal Reefs Mining and Exploration Company

For Further information please contact:

In Australia:
Melissa Sturgess
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 4552050
Charmane Russell
+27 82 372 5816
or:
Janice Dempsey
Russell & Associates
+27 44 880 3924
+27 82 376 2327

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

Willi Boehm
COMPANY SECRETARY

10 May 2002